                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ----------------------

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)


                        Homestead Village Incorporated
                               (Name of Issuer)


                    Common Stock, Par Value $.01 Per Share
                  Warrants to Purchase Shares of Common Stock
                        (Title of Class of Securities)


                                  437851 10 8
                                  437851 11 6
                     (CUSIP Number of Class of Securities)


                          Jeffrey A. Klopf, Secretary
                      Security Capital Group Incorporated
                              125 Lincoln Avenue
                          Santa Fe, New Mexico  87501
                                (505) 982-9292
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

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CUSIP No.  437851 10 8; 437851 11 6

1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Security Capital Group Incorporated
     36-3692698

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[_]
                                                                          (b)[_]
3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC, BK

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Maryland

NUMBER OF          7     SOLE VOTING POWER
SHARES                   14,925,824 (includes 3,281,422 Shares that may be
                         acquired upon exercise of Warrants)
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY                 0
EACH               9     SOLE DISPOSITIVE POWER
REPORTING                14,925,824 (includes 3,281,422 Shares that may be
                         acquired upon exercise of Warrants)
PERSON WITH       10     SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,925,824 (includes 3,281,422 Shares that may be acquired upon exercise of Warrants)

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     70.9%

14   TYPE OF REPORTING PERSON

     CO

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CUSIP NO. 437851 10 8; 437851 11 6

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William D. Sanders

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [_]
                                                                      (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF, OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF          7      SOLE VOTING POWER
SHARES                    232,486 (includes 166,738 Shares that may be acquired
                          upon exercise of Warrants)
BENEFICIALLY       8      SHARED VOTING POWER
OWNED BY                  14,925,824 (includes 3,281,422 Shares that may be
EACH                      acquired upon exercise of Warrants)
REPORTING          9      SOLE DISPOSITIVE POWER
                          232,486 (includes 166,738 Shares that may be acquired
                          upon exercise of Warrants)
PERSON WITH       10      SHARED DISPOSITIVE POWER
                          14,925,824 (includes 3,281,422 Shares that may be acquired upon exercise of Warrants)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,158,310 (includes 3,448,160 Shares that may be acquired upon exercise of Warrants)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     72.0%

14   TYPE OF REPORTING PERSON

     IN


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                                 SCHEDULE 13D

     This Amendment No. 2 (this "Amendment") is being filed to a Schedule 13D dated October 22, 1996 and filed by Security Capital Group Incorporated, a Maryland corporation ("SCG"), and William D. Sanders, an individual ("Sanders"), on November 1, 1996 and amended on December 9, 1996.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a),(b) The following table sets forth the beneficial ownership of Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.



                                           Number of Shares        Percent of
Person                                  Beneficially Owned (1)    All Shares(2)
------                                 -------------------------  -------------

Security Capital Group Incorporated                14,925,824(3)          70.9%
William D. Sanders (Corporate Ownership)           14,925,824(4)          70.9
William D. Sanders (Personal Ownership)               232,486(5)           1.1
Samuel W. Bodman                                            0                *
John P. Frazee, Jr.                                     2,758                *
Cyrus F. Freidheim, Jr.                                 1,102                *
H. Laurance Fuller                                        155                *
Ray L. Hunt                                           102,274                *
John T. Kelley, III                                     3,149                *
Peter S. Willmott                                       3,448                *
C. Ronald Blankenship                                   7,599                *
Michael Simmons                                           209                *
Thomas G. Wattles                                           0                *

*    Less than 1%

(1) Includes, for SCG, Messrs. Bodman, Frazee, Freidheim, Fuller, Hunt, Kelley, Sanders, Blankenship, Simmons and Wattles, 3,281,422, 0, 1,107, 442, 62, 41,064, 1,264, 197,183, 1,384, 3,051, 84 and 0 Shares, respectively, that may be acquired upon exercise of Warrants.
(2) Assumes that SCG has exercised all of its Warrants and that no other person has exercised outstanding Warrants.
(3) These Shares are, or will be, owned of record by SC Realty Incorporated, a wholly owned subsidiary of SCG, and are, or will be, pledged to secure a $300 million revolving line of credit facility with a syndicate of banks. As of December 31, 1996, there were $34 million of borrowings outstanding under the line of credit. The line of credit is also secured by securities owned indirectly by SCG of Security Capital Pacific Trust, Security Capital Atlantic Incorporated, Security Capital Industrial Trust and Security Capital U.S. Realty, an entity based in Luxembourg that is affiliated with SCG and which invests in real estate operating companies in the United States. SCG estimates that the aggregate market value of the pledged securities exceeded $2.0 billion as of December 31, 1996. SCG was in compliance with all covenants under the line of credit as of December 31, 1996.
(4) Mr. Sanders may be deemed to beneficially own these Shares, which are owned by SCG, because Mr. Sanders, as Chairman and Chief Executive Officer of SCG, shares voting and dispositive power with respect to all Shares owned by SCG.
(5) 127,565 Shares are, or will be, owned by Mr. Sanders directly. Mr. Sanders may be deemed to beneficially own 101,421 Shares which are, or will be, owned by Sanders Partners Incorporated and CAMPR Partners Limited, family entities with respect to which Mr. Sanders shares voting and dispositive power, and 3,500 Shares which are, or will be owned by members of Mr. Sanders's family.

     (c) No transactions in Shares or Warrants were effected in the past sixty days by the persons listed in the above table, except: on December 1, 1996, SCG exercised 500,000 Warrants at $10.00 per Warrant; on November 25, 1996, SCG exercised 750,000 Warrants at $10.00 per Warrant; on December 18, 1996, SCG exercised 500,000 Warrants at $10.00 per Warrant; on December 3, 1996, SCG purchased 56,700 Warrants at an average purchase price of $5.936 per Warrant; on December 4, 1996, SCG purchased 46,000 Warrants at an average purchase price of $6.125 per Warrant; on December 10, 1996, SCG purchased 3,000 Warrants at $6.625 per Warrant; on December 11, 1996, SCG purchased 23,100 Warrants at $6.625 per Warrant; on December 12, 1996, SCG purchased 31,900 Warrants at $6.75 per Warrant; on December 13, 1996, SCG purchased 39,300 Warrants at $6.456 per Warrant; on December 26, 1996, SCG purchased 6,400 Warrants at $6.589 per Warrant; on January 6, 1997, SCG, purchased 11,800 Warrants at $8.25 per Warrant; on January 7, 1997, SCG purchased 3,200 Warrants at $8.25 per
Warrant; on January 9, 1997, SCG purchased 80,000 Warrants at $8.75 per
Warrant; between November 26, 1996 and December 31, 1996, Mr. Sanders purchased 124,500 Warrants at an average purchase price of $6.34 per Warrant; between November 26, 1996 and December 31, 1996, CAMPR Partners Limited purchased 45,500 Warrants at an average purchase price of $7.84 per Warrant; and between November 28, 1996 and December 31, 1996 members of Mr. Sanders's family purchased 3,500 Warrants at an average price of $7.59.

                                   SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 10, 1997
                               SECURITY CAPITAL GROUP INCORPORATED



                               By:/s/ Jeffrey A. Klopf
                                  ----------------------------------------
                               Name: Jeffrey A. Klopf
                               Title: Secretary


                               WILLIAM D. SANDERS


                               By:/s/ Jeffrey A. Klopf
                                  ----------------------------------------
                               Name: Jeffrey A. Klopf, as attorney-in-fact